UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ________________

Commission File Number 001-13221

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THRIFT INCENTIVE STOCK PURCHASE PLAN FOR CERTAIN

EMPLOYEES OF CULLEN/FROST BANKERS, INC.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CULLEN/FROST BANKERS, INC.

100 W. Houston Street

San Antonio, TX 78205

Telephone Number: (210) 220-4011

Thrift Incentive Stock Purchase Plan for

Certain Employees of Cullen/Frost Bankers, Inc.

Financial Statements

Report of Independent Registered Public Accounting Firm

Compensation and Benefits Committee of

Cullen/Frost Bankers, Inc.

We have audited the accompanying statements of financial condition of the Thrift Incentive Stock Purchase Plan for Certain Employees of Cullen/Frost Bankers, Inc. as of December 31, 2011 and 2010, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 2011 and 2010, and the results of operations and changes in plan equity for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

March 23, 2012

Thrift Incentive Stock Purchase Plan for

Certain Employees of Cullen/Frost Bankers, Inc.

Statements of Financial Condition

December 31, 2011 and 2010

	2011	2010
Assets
Investments, at fair value	$—	$—

Total assets	$—	$—

Liabilities and Plan Equity
Liabilities
Benefits payable	$—	$—

Total liabilities	—	—

Plan equity	—	—

Total liabilities and plan equity	$—	$—

See accompanying Notes to Financial Statements.

Thrift Incentive Stock Purchase Plan for

Certain Employees of Cullen/Frost Bankers, Inc.

Statements of Income and Changes in Plan Equity

Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Additions to plan equity attributed to:
Employer contributions	$120,300	$113,260	$109,260
Employee contributions	120,300	113,260	109,260
Dividend and interest income	1,806	1,518	1,589
Net realized gain on sale of investments and appreciation on in-kind transfers of investments to participants	8,611	28,853	8,752

Total additions	251,017	256,891	228,861

Deductions from plan equity attributed to:
Benefit payments	251,017	256,891	228,861

Total deductions	251,017	256,891	228,861

Net change in plan equity	—	—	—
Plan equity at beginning of year	—	—	—

Plan equity at end of year	$—	$—	$—

See accompanying Notes to Financial Statements.

Thrift Incentive Stock Purchase Plan for

Certain Employees of Cullen/Frost Bankers, Inc.

Notes to Financial Statements

December 31, 2011 and 2010

Note 1 - Significant Accounting Policies

Basis of Presentation. The financial statements of the Thrift Incentive Stock Purchase Plan for Certain Employees of Cullen/Frost Bankers, Inc. (the “Plan”) are presented on the accrual basis of accounting. Cullen/Frost Bankers, Inc. and its affiliates are hereinafter referred to collectively as the “Corporation.”

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates

Investments. All contributions to the Plan are invested in the common stock of Cullen/Frost Bankers, Inc. (“Cullen/Frost”), which is purchased at fair value based on quoted market prices as of the purchase date. The Plan also invests, temporarily, in money market mutual funds. Investments are stated at fair value based on quoted market prices on the valuation date. Purchases and sales of securities are recorded on the settlement date, which generally does not materially differ from the trade date. The cost of a specific security sold or transferred in-kind is used to compute realized gains and losses on the sale or transfer of investments. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

All investments held by the Plan during the reported periods were considered Level 1 investments under the fair value hierarchy of Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures,” as fair value is based on quoted prices in active markets.

Administrative Expenses and Related-Party Transactions. Certain administrative functions are performed by employees of the Corporation; however, no such employees receive compensation from the Plan. Certain other administrative expenses are paid directly by the Corporation.

Note 2 - Description of the Plan

General. The Plan is a nonqualified contributory plan. In addition to the Plan, the Corporation maintains The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates (the “401(k) Plan”). The Plan covers employees who have been designated by the Corporation as eligible for participation under the Plan. It is the intent of the Plan to provide current compensation that is reasonably comparable to other benefits the participant would be able to receive during a relevant plan year under the 401(k) Plan if it were not for limitations imposed by certain sections of the Internal Revenue Code (the “Code”).

Contributions. For each plan year, each active participant is eligible to contribute an amount equal to 6% of their compensation in excess of the maximum annual compensation limit in effect under Code section 401(a)(17)(A) for the plan year. Further, each participant who also participates in the 401(k) Plan will be assumed to have made pre-tax deferrals equal to the Code section 402(g) limit in effect for that plan year. The administrative committee of the Corporation determines at such times as the Code limitations are applied under the 401(k) Plan. The Plan is not designed to provide deferred compensation and is intended to be exempt from Section 409A of the Code.

For each plan year, the Corporation makes contributions equal to 100% of any participant’s after-tax contributions to the Plan for the respective plan year.

Thrift Incentive Stock Purchase Plan for

Certain Employees of Cullen/Frost Bankers, Inc.

Notes to Financial Statements (continued)

December 31, 2011 and 2010

Vesting. Participants are immediately vested 100% in their accounts, which are distributed to each participant annually.

Investment Options. All contributions under the Plan from both the participants and the Corporation are invested in the common stock of Cullen/Frost.

Payment of Benefits. In general, all Plan equity is distributed on an annual basis by the end of each plan year, including dividend and interest income and net unrealized appreciation (depreciation) in fair value of investments earned during the year. Assets are transferred into brokerage and checking accounts in the names of each individual participant.

Plan Termination. Although it has not expressed any present intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan.

Note 3 - Investments

There were no investments held at December 31, 2011 or 2010.

The Plan’s investments in common stock of Cullen/Frost appreciated in value by $8,611 in 2011, by $28,853 in 2010 and by $8,752 during 2009. These amounts are reported as net realized gain on sale of investments and appreciation on in-kind transfers of investments to participants in the Plan’s financial statements as the common stock is transferred at cost at the end of each plan year. A summary of net realized gain on sale of investments and appreciation on in-kind transfers of investments is as follows:

	2011	2010	2009
Aggregate proceeds	$248,491	$254,750	$226,499
Less: Aggregate cost	239,880	225,897	217,747

Net realized gain on sale of investments and appreciation on in-kind transfers of investments to participants	$8,611	$28,853	$8,752

Note 4 - Income Tax Status

The Plan is not subject to federal income taxes as all contributions to the Plan and earnings are fully vested and treated as taxable to the employee. All employee contributions to the Plan are made on an after-tax basis. Employer contributions to the Plan are not deferred and therefore are included in the employee’s taxable income.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Thrift Incentive Stock Purchase Plan for Certain Employees of Cullen/Frost Bankers, Inc.

Date: March 23, 2012	By:	/s/ Emily Skillman
Plan Administrator, Plan Chief Executive
Officer and Plan Chief Financial Officer
(Duly Authorized Officer)

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

32.1	Section 1350 Certification